ARTICLES OF INCORPORATION

OF

AMPLIFY INSURANCE COMPANY

Pursuant to Sections 10-202 and 20-705 of the Arizona Revised Statutes (“A.R.S.”), Amplify Insurance Company (the “Corporation”) hereby adopts the following Articles of Incorporation (the “Articles”):

ARTICLE I

Name. The name of the Corporation is “Amplify Insurance Company”.

ARTICLE II

Principal Place of Business.  The principal place of business of the Corporation shall be 20 E. Thomas Road, Suite #2200, Phoenix, Arizona 85012. The Corporation may establish and maintain branch offices and agencies in any other county, state, or territory of the United States for the purposes of doing business therein, as the board of directors of the Corporation (the “Board”) may deem necessary or expedient, subject to proper governmental authority for doing business as may be necessary.  The Corporation may transact business in any county, state, and territory of the United States.

ARTICLE III

Statutory Agent. The street address of the Corporation’s registered office in the State of Arizona is CT Corporation System, 3800 North Central Avenue, Suite 460, Phoenix, Arizona 85012.

ARTICLE IV

Duration.  The Corporation shall have perpetual existence hereafter, pursuant to the provisions of Section 20-705(A)(2) of the A.R.S., as amended.

ARTICLE V

Purposes.  The Corporation shall have unlimited power to engage in and to do any lawful act concerning any and all lawful businesses for which the corporations may be organized under the Arizona Corporations and Associations Code.  More specifically, and without limitation, the Corporation is organized to engage in the business of life insurance and annuities, subject to limitations imposed by law.

ARTICLE VI

Capital Stock.  The aggregate number of shares which this Corporation shall have authority to issue is 5,000,000 shares of common stock with a par value of $1.00 per share.  Each share shall have equal rights with each other share in respect of dividends and voting, and in liquidation.

ARTICLE VII

Indebtedness.  There are no limitations on the Corporation’s indebtedness.

ARTICLE VIII

Incorporators.  The names and addresses of the Incorporators are:

Joseph Evangelista

1807 E Earll Drive

Phoenix, AZ 85016

Lu Ma

160 W 97th Street, Apt 9

New York, NY 10025

Hanna Wu

133 Cliff Swallow Court

Brisbane, CA 94005

All powers, duties and responsibilities of the incorporators shall cease at the time of delivery of these Articles of Incorporation to the Arizona Corporation Commission.

ARTICLE IX

Directors.  The affairs of this Corporation shall be managed by the Board consisting of not less than five (5) nor more than fifteen (15) Directors.  The Board may exercise all such powers of the Corporation and do all such lawful acts to the maximum extent permitted by law, and not otherwise prohibited by these Articles or the bylaws of the Corporation (the “Bylaws”), including the power to adopt, amend, alter and repeal the Bylaws, to manage the corporate affairs and make all rules and regulations expedient for the management of the affairs of the Corporation, to remove any officer and to fill all vacancies of the Board and officers for any cause, and to appoint from their own number an executive committee and other committees and vest said committees with all the powers permitted by the Bylaws.

ARTICLE X

Annual Stockholders’ Meeting.  The Corporation shall hold an annual stockholders’ meeting.  The annual meeting of stockholders shall be held on the first day of April or such other date, place, and time as the Board may determine.

ARTICLE XI

Limitation of Liability.  The private property of stockholders, directors, and officers shall not be subject to the payment of the corporate debts to any extent whatsoever.  To the fullest extent permitted by the laws of the State of Arizona, as such law may now or hereafter exist, Directors of the Corporation shall not be liable to the Corporation or its stockholders for monetary damages for acts or omissions occurring in their capacity as Directors.

ARTICLE XII

Indemnification of Directors and Officers.  The Corporation shall indemnify its Directors and Officers to the fullest extent permitted by the Arizona Corporations and Associations Code and the Bylaws.

The Corporation shall indemnify against any and all loss and liability to persons who are named or threatened to be named in any lawsuits or other proceedings, whether civil, criminal, administrative, or investigative (collectively, “Proceedings”), as a result of their service to the Corporation or any other entity for which the Corporation requested service, as Directors, Officers, employees, or agents of the Corporation or such other entity, to the fullest extent permitted by the laws of the State of Arizona as such laws may now or hereafter exist.

The Corporation shall, as to such Directors and Officers, and may, as to such agents and employees, advance expenses incurred by reason of being named or threatened to be named in any Proceedings, as a result of the service of such Directors, Officers, agents, and employees to the Corporation or any other entity for which the Corporation requested service, as Directors, Officers, employees, or agents of the Corporation or such other entity, to the fullest extent permitted by the laws of the State of Arizona as such laws may now or hereafter exist.

The Corporation may, as to such Directors, Officers, employees, or agents, purchase, and maintain insurance to indemnify or hold them harmless against any liability asserted against such person and incurred by such person in such capacity or arising out of his or her status in that capacity, to the fullest extent permitted by the laws of the State of Arizona as such laws may now or hereafter exist.  Such rights conferred in this Article XI shall not be deemed exclusive of any other rights or limitations to which such person may be entitled or subject to under any Bylaw, agreement, vote of stockholders, or otherwise.

Any repeal or amendment of this Article XI shall operate prospectively only and shall not adversely affect any rights which then exist under this Article XI.

ARTICLE XIII

Amendment.  These Article, with the exception of Article X, may be amended by the stockholders as provided for in Section 10-1003 of the A.R.S., as amended.  Any such amendment may only be proposed by any stockholder who provides at least ten (10) days’ notice to all other stockholders of a meeting to vote on such amendment, which notice may be waived, prior to a stockholders’ vote on the proposed amendment.

ARTICLE XIV

Bylaws.  The Bylaws of the Corporation shall be adopted by the stockholders of the Corporation.

ARTICLE XV

Names of Officers and Directors.  The names and addresses of the Corporations first Officers and Directors at the time of its incorporation, who shall each serve a term of office of one (1) year, are set forth below:

Officers:

Hanna Wu, President

133 Cliff Swallow Court

Brisbane, CA 94005

Joseph Evangelista, Secretary

1807 E Earll Drive

Phoenix, AZ 85016

Ian Westerman, Treasurer

1613 N. Inglewood Street

Arlington, VA 22205

Lu Ma, VP and Chief Insurance Officer

160 W 97th Street, Apt 9

New York, NY 10025

Directors:

Hanna Wu

133 Cliff Swallow Court

Brisbane, CA 94005

Joseph Evangelista

1807 E Earll Drive

Phoenix, AZ 85016

Lu Ma

160 W 97th Street, Apt 9

New York, NY 10025

Jing Huang

47 James Road

Mt. Kisco, NY 10549

Mary Jo Hudson

2000 Huntington Center

41 South High Street

Columbus, OH 43215

Stephen Napoli

159 Preakness Circle

Branchburg, NJ 08876

IN WITNESS HEREOF, the undersigned has caused the foregoing Articles of Incorporation to be executed this 23rd day of May, 2022.

/s/ Hanna Wu

Hanna Wu

/s/ Joseph Evangelista

Joseph Evangelista

/s/ Lu Ma

Lu Ma

ACCEPTANCE OF APPOINTMENT BY STATUTORY AGENT

The undersigned hereby acknowledges and accepts the appointment as statutory agent of the Amplify Insurance Company effective this 25th day of May, 2022.

/s/ Rachel O’Connor, Assistant Secretary

C T Corporation System

3800 N. Central Avenue, Suite 460

Phoenix, AZ 85012